================================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                             --------------------

                                   Form S-3
                            REGISTRATION STATEMENT
                                     Under
                          THE SECURITIES ACT OF 1933

                             --------------------

                             INCYTE GENOMICS, INC.
            (Exact name of registrant as specified in its charter)

          Delaware                                       94-3136539
 (State or other jurisdiction of            (I.R.S. Employer Identification No.)
 incorporation or organization)

                               3160 Porter Drive
                          Palo Alto, California 94304
                                (650) 855-0555
   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


                               ROY A. WHITFIELD
                            Chief Executive Officer
                             INCYTE GENOMICS, INC.
                               3160 Porter Drive
                          Palo Alto, California 94304
                                (650) 855-0555
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                  Copies to:
                                STANTON D. WONG
                            Pillsbury Winthrop LLP
                                 P.O. Box 7880
                        San Francisco, California 94120

                             --------------------

       Approximate date of commencement of proposed sale to the public:
    From time to time after this Registration Statement becomes effective.

         If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]______

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]______

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                        CALCULATION OF REGISTRATION FEE

------------------------------------------------------------------------------------------------------------------------------
                                                                                          Proposed
                                                                 Proposed maximum         maximum
   Title of each class of securities to be    Amount to be      offering price per       aggregate             Amount of
                 registered                    registered           share(1)          offering price(1)      registration fee
------------------------------------------  -----------------   ----------------     -------------------   -------------------
Common Stock, $.001 par value(2)             1,248,522 Shares       $17.5938             $21,966,247             $5,492
------------------------------------------  -----------------   ----------------     -------------------   -------------------
(1)  Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) based upon the average of the high and low prices of the Company's Common Stock on the Nasdaq National Market on February 14, 2001.
(2)  Associated with the Common Stock are Series A Participating Preferred Stock Purchase Rights that will not be exercisable or be evidenced separately from the Common Stock prior to the occurrence of certain events.
         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.
====================================================================================================================================

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                Subject to Completion, Dated February 16, 2001

PROSPECTUS
----------

                               1,248,522 Shares


                             INCYTE GENOMICS, INC.

                                 Common Stock

                            ----------------------


         The selling stockholders identified in this prospectus may sell up to 1,248,522 shares of our common stock.

         Our common stock is traded on the Nasdaq National Market under the symbol "INCY." The last reported sale price of our common stock on the Nasdaq National Market on February 15, 2001 was $17.9375 per share.

                            ----------------------


         Investing in our common stock involves a high degree of risk. You should carefully read and consider the "Risk Factors" beginning on page 3.

                            ----------------------


         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                            ----------------------







               The date of this prospectus is _________________, 2001

     You should read carefully the entire prospectus, as well as the documents incorporated by reference in the prospectus, before making an investment decision.

                             INCYTE GENOMICS, INC.

     We provide products and services based on genomic information. Genomics involves the analysis of genetic information and its relationship to disease. We develop and sell the following products and services:

     .    genomic databases that include

          -- our proprietary and publicly available genomic information, including the order, or sequence, of the molecules, or bases, in the DNA comprising genes,

          -- information regarding variations in a single base between two individuals, which are referred to as single nucleotide polymorphisms or SNPs, and

          -- gene expression information, which is information regarding the extent to which specific genes in a cell are active in specified conditions;

     .    custom genomic products and services that include

          --   software that helps to analyze and manage genomic data,

          -- microarray-based gene expression services that use microarrays, which are silicon or glass chips that have different DNA fragments, or probes, located in known positions on the chips, to obtain gene expression information,

          -- physical copies of genes or gene fragments in our databases, called bioreagents, and related services,

          -- services that provide the sequence information, stated in bases, of customer supplied organic material, and

          -- services that discover SNPs in genes by utilizing our SSCP technology.

     We focus on providing integrated products and services designed to assist pharmaceutical and biotechnology companies in the discovery and development of new drugs and diagnostic tests. Our products and services can be applied to gene discovery, understanding the genetic bases of diseases, identifying new molecules that may play a role in the disease process, referred to as drug targets, and the discovery and correlation of variations in the sequence of individual genes to disease.

     Incyte and LifeSeq are our registered trademarks. GEM is our trademark.

     Incyte was incorporated in Delaware in 1991. We changed our name from Incyte Pharmaceuticals, Inc. to Incyte Genomics, Inc. in June 2000. Our executive offices are located at 3160 Porter Drive, Palo Alto, California 94304 and our telephone number is (650) 855-0555.

                                 RISK FACTORS

We have had only limited periods of profitability, we expect to incur losses in the future and we may not return to profitability

     We had net losses from inception in 1991 through 1996 and again incurred net losses in 1999 and 2000. Because of those losses, we had an accumulated deficit of $ 84.9 million as of December 31, 2000. We intend to continue to spend significant amounts on new product and technology development, including therapeutic drug discovery and development programs and making our products available online, and to increase our investment in marketing, sales and customer service. The amounts we intend to spend on new product and technology development include spending for our efforts to determine the sequence of genes, or genomic sequencing, determine gene functions, develop database and software products such as our gene expression database, discover SNPs, expand research and development alliances, and develop electronic commerce products. As a result, we expect to incur losses in 2001. We may report net losses in future periods as well. We will not return to profitability unless we increase our revenues or reduce our expenses.

To generate significant revenues, we must obtain additional database collaborators and retain existing collaborators

     As of September 30, 2000, we had over 20 database agreements. If we are unable to enter into additional agreements, or if our current database collaborators choose not to renew their agreements upon expiration, we may not generate additional revenues or maintain our current revenues. Our database revenues are also affected by the extent to which existing collaborators expand their agreements with us to include our new database products and the extent to which existing collaborators reduce the number of products or services for which they subscribe, the impact of which will vary based upon our pricing of those products and services. Some of our database agreements require us to meet performance obligations, some or all of which we may not be successful in attaining. A database collaborator can terminate its agreement before the end of its scheduled term if we breach the agreement and fail to cure the breach within a specified period.

Our longer-term strategy for profitability includes licenses under our gene-related intellectual property, but these licenses may not contribute to revenues for several years, and may never result in revenues

     Part of our strategy is to license to database collaborators and to some of our other customers our know-how and patent rights associated with the genetic information in our proprietary databases, for use in the discovery and development of potential pharmaceutical, diagnostic or other products. Any potential product that is the subject of such a license will require several years of further development, clinical testing and regulatory approval before commercialization. Therefore, milestone or royalty payments from these collaborations may not contribute to revenues for several years, if at all.

If we are not able to generate significant revenues from our custom genomic products and services, we may not be able to generate significant revenues

     We expect that our custom genomic products and services will become a greater percentage of our revenues. Whether this occurs, and whether these products and services will generate significant revenues, depends on our ability to increase our customer base, increase sales to existing customers, and increase our production capacity in a timely manner and with consistent volumes and quality to meet the increased demand.

Our operating results are unpredictable, which may cause our stock price to decline and result in losses to investors

     Our operating results are unpredictable and may fluctuate significantly from period to period, which may cause our stock price to decline and result in losses to investors. Some of the factors that could cause our operating results to fluctuate include:

     . changes in the demand for our products and services, including our database business;

     . the introduction of competitive databases or services, including databases of publicly available, or public domain, genetic information;

     . the nature, pricing and timing of products and services provided to our collaborators;

     . acquisition, licensing and other costs related to the expansion of our operations, including operating losses of acquired businesses;

     . losses and expenses related to our investments in joint ventures and businesses;

     . regulatory developments or changes in public perceptions relating to the use of genetic information and the diagnosis and treatment of disease based on genetic information;

     . changes in intellectual property laws that affect our rights in genetic information that we sell;

     . payments of milestones, license fees or research payments under the terms of our increasing number of external alliances; and

     . expenses related to, and the results of, litigation and other proceedings relating to intellectual property rights, including the lawsuits filed by Affymetrix and counterclaims filed by Affymetrix.

     We have significant fixed expenses, due in part to our need to continue to invest in product development and extensive support for our database collaborators. We may be unable to adjust our expenditures if revenues in a particular period fail to meet our expectations, which would harm our operating results for that period. Forecasting operating and integration expenses for acquired businesses may be particularly difficult, especially where the acquired business focuses on technologies that do not have an established market. We believe that period-to-period comparisons of our financial results will not necessarily be meaningful. You should not rely on these comparisons as an indication of our future performance. If our operating results in any future period fall below the expectations of securities analysts and investors, our stock price will likely fall, possibly by a significant amount.

Our industry is intensely competitive, and if we do not compete effectively, our revenues may decline

     We compete in markets that are new, intensely competitive, rapidly changing, and fragmented. Many of our current and potential competitors have greater financial, human and other resources than we do. If we cannot respond quickly to changing customer requirements, secure intellectual property positions, or adapt quickly and obtain access to new and emerging technologies, our revenues may decline. Our competitors include:

     .    Affymetrix, Inc.,

     .    Celera Genomics Group of Applera Corporation,

     .    CuraGen Corporation,

     .    Gene Logic Inc.,

     .    Human Genome Sciences, Inc.,

     .    major pharmaceutical companies, and

     . universities and other research institutions, including The SNP Consortium, which is funded by a number of pharmaceutical companies, and those receiving funding from the federally funded Human Genome Project.

     The human genome contains a finite number of genes. Our competitors may seek to identify, sequence and determine the biological function of numerous genes in order to obtain a proprietary position with respect to new genes.

     In addition, we face competition from companies who are developing and may seek to develop new technologies for discovering the functions of genes, gene expression information, including microarray technologies, discovery of variations among genes and related technologies. Also, if we are unable to obtain the technology we currently use or new advanced technology on acceptable terms, but other companies are, we will be unable to compete.

     We also face competition from providers of software. A number of companies have announced their intent to develop and market software to assist pharmaceutical companies and academic researchers in managing and analyzing their own genomic data and publicly available data. If pharmaceutical companies and researchers are able to manage their own genomic data, they may not subscribe to our databases.

     Extensive research efforts resulting in rapid technological progress characterize the genomics industry. To remain competitive, we must continue to expand our databases, improve our software, and invest in new technologies. New developments will probably continue, and discoveries by others may render our services and potential products noncompetitive.

Our new investments in validating drug targets will lead to increased expenses and may not result in commercial products or services

We have recently decided to invest in validating drug targets associated with diseases that may be linked to several or many genes working in combination. The process of discovering drugs based upon genomics is new and evolving rapidly, and we have limited experience in discovering or developing drugs. These efforts will result in increased expenses and may not result in commercial products or services. There is limited scientific understanding generally relating to the role of genes in diseases, and few, if any, products based on gene discoveries have been developed and commercialized. Accordingly, even if we are successful in identifying genes, biological pathways or drug candidates associated with specific diseases, we or our collaborators may not be able to develop or commercialize products to improve human health. Rapid technological development by us or others may result in compounds, products or processes becoming obsolete before we recover our development expenses.

Our revenues could decline due to patent positions becoming publicly available, or due to our competitors publicly disclosing their discoveries

     Our competitors may discover and establish patent positions with respect to the genes in our databases. Our competitors and other entities who engage in discovering the location of genes within a DNA strand and may make the results of their sequencing efforts publicly available. Currently, academic institutions and other laboratories participating in the Human Genome Project make their gene sequence information available through a number of publicly available databases, including the GenBank database. Also, Celera Genomics Group has publicly stated that it is committed to make available to the public basic human sequence data. The public availability of these discoveries or resulting patent positions covering substantial portions of the human genome could reduce the potential value of our databases to our collaborators. It could also impair our ability to realize royalties or other revenue from any commercialized products based on this genetic information.

We are involved in patent litigation, which if not resolved favorably could require us to pay damages and stop selling and using microarray products

     We are currently involved in patent litigation. If we lose this litigation we could be prevented from producing and using our microarray products, including uses of those products for purposes of providing gene expression database products and gene expression services. We could also be required to pay damages. In January 1998, Affymetrix filed a lawsuit in federal court alleging infringement of U.S. patent number 5,445,934 by both Synteni and Incyte. The complaint alleges that Synteni and Incyte infringed the `934 patent by making, using, selling, importing, distributing or offering to sell in the United States high density arrays and that this infringement was willful. Affymetrix seeks a permanent injunction enjoining Synteni and Incyte from further infringement of the `934 patent and, in addition, seeks damages, costs, attorneys' fees and interest. Affymetrix also requests triple damages based on its allegation of willful infringement by Incyte and Synteni.

     In September 1998, Affymetrix filed an additional lawsuit in Federal Court, alleging Synteni and Incyte infringed U.S. patent number 5,800,992 and U.S. patent number 5,744,305. The complaint alleges that Synteni and Incyte infringed the `305 patent by making, using, selling, importing, distributing or offering to sell in the United States high density arrays. It also alleges that Synteni and Incyte infringed the `992 patent by using their GEM(TM) microarray technology to conduct gene expression monitoring and other applications using two-color labeling, and that this infringement was willful. Affymetrix seeks a permanent injunction enjoining Synteni and Incyte from further infringement of the `305 and `992 patents. In addition, Affymetrix had sought a preliminary injunction enjoining Incyte and Synteni from using Synteni's and Incyte's GEM microarray technology to conduct gene expression monitoring using two-color labeling as described in the `992 patent. Affymetrix's request for a preliminary injunction was denied in May 1999. The court held a pretrial hearing in November 2000 to determine how to construe the patent claims that will be litigated in trial. In January 2001, the court issued a ruling describing how the claims in the `934, `305 and `992 patents should be interpreted.

     In April 1999, the Board of Patent Appeals and Interferences of the United States Patent and Trademark Office declared interferences between pending patent applications licensed exclusively to us and the Affymetrix `305 and `992 patents. The Board of Patent Appeals and Interferences invokes an interference proceeding when more than one patent applicant claims the same invention. During the proceeding, the Board of Patent Appeals and Interferences evaluates all relevant facts, including those bearing on first to invent, validity, enablement and scope of claims, and then makes a determination as to who, if anyone, is entitled to the patent on the disputed invention. In September 1999, the Board of Patent Appeals and Interferences determined that we had not met our prima facie case, and ruled that the patents licensed by Incyte and Synteni from Stanford University were not entitled to priority over corresponding claims in the two Affymetrix patents. We are seeking de novo review of the Board's decisions in the United States District Court for the Northern District of California.

     In August 2000, we filed a lawsuit against Affymetrix in federal court alleging infringement of U.S. patent numbers 5,716,785 and 5,891,636. The patents relate to technologies used in the amplification of RNA and the generation of gene expression information. Affymetrix has filed counterclaims in this lawsuit that allege, among other things, that Incyte and Synteni infringe U.S. patent number 6,040,193 and U.S. patent number 5,871,928. These counterclaims allege that Incyte and Synteni infringe these patents by making, using, offering to sell and/or selling within the United States the inventions claimed in the patents, including, in the case of the `193 patent, methods for forming microarrays and, in the case of the `928 patent, methods for analyzing nucleic acids. The counterclaims also allege that Incyte and Synteni engaged in acts of unfair competition under California statutory and common law. Affymetrix seeks a permanent injunction enjoining Incyte and Synteni from further infringement of the `193 patent and `928 patent and, in addition, seeks damages, costs and attorneys' fees and interest. Affymetrix further requests triple damages from the infringement claims based on its allegation of willful infringement by Incyte and Synteni.

     In December 1999 and August 2000, we filed lawsuits against Gene Logic Inc. in federal court alleging patent infringement. Gene Logic filed counterclaims alleging, among other things, that we committed acts of unfair competition under California statutory and common law. Gene Logic sought, among other things, damages, costs and attorneys' fees. In January 2001, we reached a litigation settlement with Gene Logic pursuant to which the lawsuits were dismissed and Gene Logic will have a non-exclusive license to practice the technology described in the patents.

     On July 24, 2000, Affymax Research Institute filed suit in state court alleging breach of contract and intentional interference with contractual relations by Michael C. Pirrung, Incyte and Does 1-10. The complaint alleges that Dr. Pirrung, a former employee and paid consultant of Affymax, breached the confidential information secrecy and invention agreement and consultant services agreement he entered into with Affymax by working as our paid consultant on the Affymetrix litigation. The complaint further alleges that we and/or our counsel were aware of Dr. Pirrung's contractual obligations to keep confidential Affymax's confidential, proprietary and privileged information and intended by engaging Dr. Pirrung as an expert to interfere with his contracts with Affymax. The complaint seeks compensatory and consequential damages, specific performance of the contracts and a preliminary and permanent injunction enjoining Dr. Pirrung from divulging any confidential information. Affymax also seeks to keep us from retaining Dr. Pirrung as a consultant in the Affymetrix litigation, recover costs of suit and attorneys' fees and such other relief as the court deems just and proper. Affymax's request for a temporary restraining order and for a preliminary injunction was denied. A case management conference is set for February 27, 2001.

     We believe we have meritorious defenses and intend to defend the suits and counterclaims brought by Affymetrix and Affymax vigorously. However, our defenses may be unsuccessful. At this time, we cannot reasonably estimate the possible range of any loss resulting from these suits and counterclaims due to uncertainty regarding the ultimate outcome. Regardless of the outcome, the Affymetrix litigation has resulted and is expected to continue to result in substantial expenses and diversion of the efforts of our management and technical personnel. Further, there can be no assurance that any license that may be required as a result of this litigation or the outcome thereof would be made available on commercially acceptable terms, if at all. This litigation may also affect our potential customers' willingness to use our microarray services and gene expression databases, which could affect our revenue.

If we are subject to additional litigation and infringement claims, they could be costly and disrupt our business

     The technology that we use to develop our products, and the technology that we incorporate in our products, may be subject to claims that they infringe the patents or proprietary rights of others. The risk of this occurring will tend to increase as the genomics, biotechnology and software industries expand, more patents are issued and other companies attempt to discover genes and SNPs and engage in other genomic-related businesses.

     As is typical in the genomics, biotechnology and software industries, we have received, and we will probably receive in the future, notices from third parties alleging patent infringement. We believe that we are not infringing the patent rights of any third parties. Except for Affymetrix, no third party has filed a patent lawsuit against us.

     We may, however, be involved in future lawsuits alleging patent infringement or other intellectual property rights violations. In addition, litigation may be necessary to:

     .    assert claims of infringement;

     .    enforce our patents;

     .    protect our trade secrets or know-how; or

     . determine the enforceability, scope and validity of the proprietary rights of others.

     We may be unsuccessful in defending or pursuing these lawsuits. Regardless of the outcome, litigation can be very costly and can divert management's efforts. An adverse determination may subject us to significant liabilities or require us to seek licenses to other parties' patents or proprietary rights. We may also be restricted or prevented from manufacturing or selling our products and services. Further, we may not be able to obtain any necessary licenses on acceptable terms, if at all.

We may be unable to protect our proprietary information, which may result in its unauthorized use and a loss of revenue

     Our business and competitive position depend upon our ability to protect our proprietary database information and software technology. Despite our efforts to protect this information and technology, unauthorized parties may attempt to obtain and use information that we regard as proprietary. Although our database subscription agreements require our subscribers to control access to our databases, policing unauthorized use of our databases and software may be difficult.

     We pursue a policy of having our employees, consultants and advisors execute proprietary information and invention agreements when they begin working for us. However, these agreements may not provide meaningful protection for our trade secrets or other proprietary information in the event of unauthorized use or disclosure.

     Our means of protecting our proprietary rights may not be adequate, and our competitors may:

     . independently develop substantially equivalent proprietary information and techniques;

     .    otherwise gain access to our proprietary information; or

     .    design around patents issued to us or our other intellectual property.

If the inventions described in our patent applications on full-length or partial genes are found to be unpatentable, our issued patents are not enforced or our patent applications conflict with patent applications filed by others, our revenues may decline

     One of our strategies is to file patent applications on what we believe to be novel full-length and partial genes and SNPs obtained through our efforts to discover the order, or sequence, of the molecules, or bases, of genes. We have filed U.S. patent applications in which we claimed partial sequences of some genes. We have also applied for patents in the U.S. and other countries claiming full-length gene sequences associated with cells and tissues involved in our gene sequencing program. We hold a number of issued U.S. patents on full-length genes and one issued U.S. patent claiming multiple partial gene sequences. While the United States Patent and Trademark Office has issued patents covering full-length genes, partial gene sequences and SNPs, the Patent and Trademark Office may choose to interpret new guidelines for the issuance of patents in a more restrictive manner in the future, which could impact the issuance of our pending patent applications. We also do not know whether or how courts may enforce our issued patents, if that becomes necessary. If a court finds these types of inventions to be unpatentable, or interprets them narrowly, the value of our patent portfolio and possibly our revenues could be diminished.

     We believe that some of our patent applications claim genes and partial sequences of genes that may also be claimed in patent applications filed by others. In some or all of these applications, a determination of priority of inventorship may need to be decided in an interference before the United States Patent and Trademark Office, before a patent is issued. If a full-length or partial length sequence for which we seek a patent is issued to one of our competitors, we may be unable to include that full-length or partial length sequence on a microarray or in a library of bioreagents. This could result in a loss of revenues.

If the effective term of our patents is decreased due to changes in the U.S. patent laws or if we need to refile some of our patent applications, the value of our patent portfolio and the revenues we derive from it may be decreased

     The value of our patents depends in part on their duration. A shorter period of patent protection could lessen the value of our rights under any patents that we obtain and may decrease the revenues we derive from our patents. The U.S. patent laws were amended in 1995 to change the term of patent protection from 17 years from patent issuance to 20 years from the earliest effective filing date of the application. Because the average time from filing to issuance of biotechnology applications is at least one year and may be more than three years depending on the subject matter, a 20-year patent term from the filing date may result in substantially shorter patent protection. Also, we may need to refile some of our applications claiming large numbers of gene sequences and, in these situations, the patent term will be measured from the date of the earliest priority application. This would shorten our period of patent exclusivity and may decrease the revenues that we might obtain from the patents.

International patent protection is particularly uncertain, and if we are involved in opposition proceedings in foreign countries, we may have to expend substantial sums and management resources

     Biotechnology patent law outside the United States is even more uncertain than in the United States and is currently undergoing review and revision in many countries. Further, the laws of some foreign countries may not protect our intellectual property rights to the same extent as U.S. laws. We may participate in opposition proceedings to determine the validity of our foreign patents or our competitors foreign patents, which could result in substantial costs and diversion of our efforts.

If our programs relating to the role of genetic variation in disease and drug response are not successful, they may not generate significant revenues or result in profitable operations

     Part of our business is focused on developing information-based and other products and services to assist pharmaceutical companies in a new and unproven area: the identification and correlation of variation in genetic composition to disease and drug response. We will incur significant costs over the next several years in expanding our research and development in this area. These activities may never generate significant revenues or profitable operations.

     This aspect of our business focuses on single nucleotide polymorphisms or SNPs, one type of genetic variation. The role of SNPs in disease and drug response is not fully understood, and relatively few, if any, therapeutic or diagnostic products based on SNPs have been developed and commercialized. Among other things, demand in this area may be adversely affected by ethical and social concerns about the confidentiality of patient-specific genetic information and about the use of genetic testing for diagnostic purposes.

     Except for a few anecdotal examples, there is no proof that SNPs have any correlation to diseases or a patient's response to a particular drug or class of drug. Identifying statistically significant correlations is time-consuming and could involve the collection and screening of a large number of patient samples. We do not know if the SNPs we have discovered to date are suitable for these correlation studies because the variations we discovered may not occur frequently enough to justify use by a pharmaceutical company.

     Our success in this area will also depend upon our ability to develop, use and enhance new and relatively unproven technologies. Among other things, we will need to continue to improve the throughput of our SNP-discovery technology. We may not be able to achieve these necessary improvements, and other factors may impair our ability to develop our SNP-related products and services in time to be competitively available.

If our strategic investments result in losses, our earnings may decline

     We make strategic investments in joint ventures or businesses that complement our business. These investments may:

     . often be made in securities lacking a public trading market or subject to trading restrictions, either of which increases our risk and reduces the liquidity of our investment;

     . require us to record losses and expenses related to our ownership interest, such as the losses we reported in 1997, 1998, 1999 and the first quarter of 2000 related to our investment in diaDexus, LLC;

     . require us to record charges related to the acquisition of in-process technologies or for the impairment in the value of the securities underlying our investment; and

     . require us to invest greater amounts than anticipated or to devote substantial management time to the management of research and development relationships and joint ventures.

     The market values of many of these investments fluctuate significantly. We evaluate our long-term equity investments for impairment of their values on a quarterly basis. Impairment could result in future charges to our earnings. These losses and expenses may exceed the amounts that we anticipated.

Because our sales cycle is lengthy, we may spend a lot of time and money trying to obtain new or renewed subscriptions to our products and services but may be unsuccessful, which could hurt our profitability

     Our ability to obtain new subscribers for our databases, software tools and microarray and other services or to obtain renewals or additions to existing subscriptions depends upon prospective subscribers' perceptions that our products and services can help accelerate drug discovery efforts. Our database sales cycle is typically lengthy because we need to educate our potential subscribers and sell the benefits of our tools and services to a variety of constituencies within potential subscriber companies. In addition, each database subscription and microarray services agreement involves the negotiation of unique terms. We may expend substantial funds and management effort with no assurance that a new, renewed or expanded subscription or services agreement will result. These expenditures, without increased revenues, will negatively impact our profitability. Actual and proposed consolidations of pharmaceutical companies have affected the timing and progress of our sales efforts. We expect that future proposed consolidations will have similar effects.

If we encounter problems in meeting customers' software needs, our revenues could decline and we could lose our customers' goodwill

     Our databases require software support and will need to incorporate features determined by database collaborators. If we experience delays or difficulties in implementing our database software or collaborator-requested features, we may be unable to service our collaborators, which could result in a loss of revenues and customer goodwill.

We have encountered difficulties integrating companies we acquired, and if in the future we cannot smoothly integrate businesses we acquire, our operations and financial results could be harmed

     In December 2000, we acquired Proteome, Inc. As part of our business strategy, we may acquire other assets, technologies and businesses. Our past acquisitions have involved and our future acquisitions may involve risks such as the following:

     .    we may be exposed to unknown liabilities of acquired companies;

     . our acquisition and integration costs may be higher than we anticipated and may cause our quarterly and annual operating results to fluctuate;

     . we may experience difficulty and expense in assimilating the operations and personnel of the acquired businesses, disrupting our business and diverting management's time and attention;

     . we may be unable to integrate or complete the development and application of acquired technology;

     . we may experience difficulties in establishing and maintaining uniform standards, controls, procedures and policies;

     . our relationships with key customers of acquired businesses may be impaired, due to changes in management and ownership of the acquired businesses;

     .    we may be unable to retain key employees of the acquired businesses;

     . we may incur amortization expenses if an acquisition results in significant goodwill or other intangible assets; and

     . our stockholders may be diluted if we pay for the acquisition with equity securities.

     In addition, if we acquire additional businesses that are not located near our Palo Alto, California headquarters, we may experience more difficulty integrating and managing the acquired businesses' operations.

If we are unable to manage effectively our growth, our operations and ability to support our customers could be affected, which could harm our revenues

     We expect to continue to experience significant growth in the number of our employees and the scope of our operations. This growth has placed, and may continue to place, a significant strain on our management and operations. Our ability to manage this growth will depend upon our ability to attract, hire and retain skilled employees. Our success will also depend on the ability of our officers and key employees to continue to implement and improve our operational and other systems and to hire, train and manage our employees.

     In addition, we must continue to invest in customer support resources as the number of database collaborators and their requests for support increase. Our database collaborators typically have worldwide operations and may require support at multiple U.S. and foreign sites. To provide this support, we may need to open offices in additional locations, which could result in additional burdens on our systems and resources.

We depend on key employees in a competitive market for skilled personnel, and the loss of the services of any of our key employees would affect our ability to achieve our objectives

     We are highly dependent on the principal members of our management, operations and scientific staff. Our product development, operations and marketing efforts would be delayed or curtailed if we lose the services of any of these people.

     Our future success also will depend in part on the continued service of our executive management team, key scientific, software, bioinformatics and management personnel and our ability to identify, hire, train and retain additional personnel, including customer service, marketing and sales staff. We experience intense competition for qualified personnel. If we are unable to continue to attract, train and retain these personnel, we may be unable to expand our business.

We rely on a small number of suppliers of products we need for our business, and if we are unable to obtain sufficient supplies, we will be unable to compete effectively

     Currently, we use gene sequencing machines supplied by Molecular Dynamics, a subsidiary of Amersham Pharmacia Biotech, Ltd., and chemicals used in the sequencing process, called reagents, supplied by Sigma-Aldrich, Inc. in our gene sequencing operations. If we are not able to obtain additional machines or an adequate supply of reagents or other materials at commercially reasonable rates, our ability to identify genes or genetic variations would be slower and more expensive.

If the information we obtain from third-party data sources is corrupt or violates the law, our revenues and operating results could decline

     We rely on and include in our databases scientific and other data supplied by others, including publicly available information from sources such as the Human Genome Project. This data could contain errors or other defects, which could corrupt our databases. In addition, we cannot guarantee that our data sources acquired this information in compliance with legal requirements. If this data caused database corruption or violated legal requirements, we would be unable to sell subscriptions to our databases. These lost sales would harm our revenue and operating results.

Security risks in electronic commerce or unfavorable internet regulations may deter future use of our products and services, which could result in a loss of revenues

     We offer several products through our website on the Internet and may offer additional products in the future. Our ability to provide secure transmissions of confidential information over the Internet may limit online use of our products and services by our database collaborators as we may be limited by our inability to provide secure transmissions of confidential information over the Internet. Advances in computer capabilities and new discoveries in the field of cryptography may comprise the security measures we use to protect our website, access to our databases, and transmissions to and from our website. If our security measures are breached, our proprietary information or confidential information about our collaborators could be misappropriated. Also, a security breach could result in interruptions in our operations. The security measures we adopt may not be sufficient to prevent breaches, and we may be required to incur significant costs to protect against security breaches or to alleviate problems caused by breaches. Further, if the security of our website, or the website of another company, is breached, our collaborators may no longer use the Internet when the transmission of confidential information is involved. For example, recent attacks by computer hackers on major e-commerce websites and other Internet service providers have heightened concerns regarding the security and reliability of the Internet.

     Because of the growth in electronic commerce, the United States Congress has held hearings on whether to further regulate providers of services and transactions in the electronic commerce market. The federal government could enact laws, rules and regulations that would affect our business and operations. Individual states could also enact laws regulating the use of the Internet. If enacted, these federal and state laws, rules and regulations could require us to change our online business and operations, which could limit our growth and our development of our online products.

Our customers may not consider the internet as an acceptable method for accessing our products and services

     We have expended a significant amount of time and money to made our products available through the internet. In 2000, we introduced our on-line product LifeSeq Gene-by-Gene and make LifeSeq Gold and LifeExpress available on-line. If only a few of our customers choose to use the internet as a method for accessing our products and services, we may have to incur a charge against earnings to write-off internet related assets.

Because our activities involve the use of hazardous materials, we may be subject to costly environmental liability that could exceed our resources

     Our research and development involves the controlled use of hazardous and radioactive materials and biological waste. We are subject to federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of these materials and waste products. Although we believe that our safety procedures for handling and disposing of these materials comply with legally prescribed standards, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of an accident, we could be held liable for damages, and this liability could exceed our resources.

     We believe that we are in compliance in all material respects with applicable environmental laws and regulations and currently do not expect to make material additional capital expenditures for environmental control facilities in the near term. However, we may have to incur significant costs to comply with current or future environmental laws and regulations.

Because our revenues are derived primarily from the pharmaceutical and biotechnology industries, our revenues may fluctuate substantially due to reductions and delays in research and development expenditures

     We expect that our revenues in the foreseeable future will be derived primarily from products and services provided to the pharmaceutical and biotechnology industries as well as to the academic community. Accordingly, our success will depend in large part upon the success of the companies within these industries and their demand for our products and services. Our operating results may fluctuate substantially due to reductions and delays in research and development expenditures by companies in these industries or by the academic community. These reductions and delays may result from factors such as:

     .    changes in economic conditions;

     .    consolidation in the pharmaceutical industry;

     . changes in the regulatory environment, including governmental pricing controls, affecting health care and health care providers;

     .    pricing pressures;

     .    market-driven pressures on companies to consolidate and reduce costs;
          and

     .    other factors affecting research and development spending.

     These factors are not within our control.

If a natural disaster occurs, we may have to cease or limit our business operations

     We conduct our database, sequencing and a significant portion of our other activities at our facilities in Palo Alto, California, and conduct our microarray-related activities at our facilities in Fremont, California. Both locations are in a seismically active area. Although we maintain business interruption insurance, we do not have or plan to obtain earthquake insurance. A major catastrophe, such as an earthquake or other natural disaster, could result in a prolonged interruption of our business.

We may experience power blackouts and higher electricity prices as a result of California's current energy crisis, which could disrupt our operations and increase our expenses.

     California is in the midst of an energy crisis that could disrupt our operations and increase our expenses. We rely on the major Northern California public utility, Pacific Gas & Electric Company, or PG&E, to supply electric power to our facilities in Northern California. Due to problems associated with the de-regulation of the power industry in California and shortages in wholesale electricity supplies, customers of PG&E have been faced with increased electricity prices, power shortages and, in some cases, rolling blackouts. If blackouts interrupt our power supply, we may be temporarily unable to continue operations at our facilities. Any such interruption in our ability to continue operations at our facilities could delay our ability to develop or provide our products and services, which could damage our reputation and result in lost revenue, either of which could substantially harm our business and results of operations.

We have a large amount of debt and our debt service obligations may prevent us from taking actions that we would otherwise consider to be in our best interests

     As of December 31, 2000, we had

     .    total consolidated debt of approximately $187.8 million,

     .    stockholders' equity of approximately $622.7 million, and

     . a deficiency of earnings available to cover fixed charges of $28.5 million for the nine months ended December 31, 2000.

     A variety of uncertainties and contingencies will affect our future performance, many of which are beyond our control. We may not generate sufficient cash flow in the future to enable us to meet our anticipated fixed charges, including our debt service requirements with respect to the our convertible subordinated notes due 2007 that we sold in February 2000. $185 million of those notes were outstanding as of December 31, 2000. The following table shows, as of December 31, 2000, the aggregate amount of our interest payments due in each of the next five years listed:

     Year           Aggregate Principal      Aggregate Interest
     ----           -------------------      ------------------

     2001                   --                   10,175,000
     2002                   --                   10,175,000
     2003                   --                   10,175,000
     2004                   --                   10,175,000
     2005                   --                   10,175,000

     Our substantial leverage could have significant negative consequences for our future operations, including:

     . increasing our vulnerability to general adverse economic and industry conditions;

     .    limiting our ability to obtain additional financing;

     . requiring the dedication of a substantial portion of our expected cash flow from operations to service our indebtedness, thereby reducing the amount of our expected cash flow available for other purposes, including working capital and capital expenditures;

     . limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we compete; or

     . placing us at a possible competitive disadvantage compared to less leveraged competitors and competitors that have better access to capital resources.

Our stock price has been and will likely continue to be volatile

     Our stock price has been and is likely to continue to be highly volatile. For example, our stock price has since the beginning of 2000 traded as high as $144.53 on February 25, 2000 and as low as $21.00 on January 5, 2001. Our stock price could fluctuate significantly due to a number of factors, including:

     .    variations in our actual or anticipated operating results;

     .    sales of substantial amounts of our stock;

     . announcements about us or about our competitors, including technological innovation or new products or services;

     . litigation and other developments relating to our patents or other proprietary rights or those of our competitors;

     . conditions in the life sciences, pharmaceuticals or genomics industries;

     .    governmental regulation and legislation; and

     . changes in securities analysts' estimates of our performance, or our failure to meet analysts' expectations.

Many of these factors are beyond our control.

     In addition, the stock markets in general, and the Nasdaq National Market and the market for life sciences and technology companies in particular, have experienced extreme price and volume fluctuations recently. These fluctuations often have been unrelated or disproportionate to the operating performance of these companies. These broad market and industry factors may decrease the market price of our common stock, regardless of our actual operating performance.

     In the past, companies that have experienced volatility in the market prices of their stock have been the object of securities class action litigation. If we became the object of securities class action litigation, it could result in substantial costs and a diversion of management's attention and resources, which could affect our profitability.

                          FORWARD-LOOKING STATEMENTS

     When used in this prospectus, the words "expects," "anticipates," "estimates," "plans," and similar expressions are intended to identify forward-looking statements. These are statements that relate to future periods and include statements as to our expected net losses, our expected cash flows, the adequacy of our capital resources, growth in our operations, our ability to commercialize products developed under collaborations and alliances, our ability to complete the sequence of full-length genes in areas of therapeutic interest and file patents on these potential drug targets, our ability to integrate companies and operations that we have acquired or will acquire, our ability to implement online delivery of our database and software products, the scheduling and timing of our litigation, our strategy with regard to protecting our proprietary technology, our ability to compete and respond to rapid technological change and the performance and utility of our products and services. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, but are not limited to, the extent to which the pharmaceuticals and biotechnology industries use genomic information in research and development, risks relating to development of new products and services and their use by our potential customers and collaborators, our ability to work with our collaborators to meet the goals of our collaborators and alliances, our ability to retain and obtain customers, the cost of accessing or acquiring technologies or intellectual property, the effectiveness of our sequencing efforts, the impact of alternative technological advances and competition, uncertainties associated with changes in patent laws, developments in and expenses related to litigation and interference proceedings, and the risks set forth above under the caption "Risk Factors."

                          PROCEEDS FROM THE OFFERING

     We will not receive any proceeds from the sale of the shares by the selling stockholders. All proceeds from the sale of the shares will be for the account of the selling stockholders, as described below. See "Selling Stockholders" and "Plan of Distribution."

                             SELLING STOCKHOLDERS

     The following table sets forth certain information as of February 12, 2001 regarding the beneficial ownership of common stock by each of the selling stockholders and the shares being offered by the selling stockholders. Each of the selling stockholders owns less than 1% of the Company's outstanding common stock prior to the offering. Information with respect to beneficial ownership is based upon information obtained from the selling stockholders. Information with respect to shares owned beneficially after the offering assumes the sale of all of the shares offered and no other purchases or sales of common stock.


                                                     Shares           Number           Shares
                                                   Owned Prior       of Shares       Owned After
Selling Stockholders                               to Offering     Being Offered      Offering
--------------------                               -----------     -------------     -----------
Boston Millenia Associates I Partnership                 5,779             5,779               -
Boston Millenia Partners Limited Partnership           316,151           316,151               -
William Blair Capital Partners VI, L..P.               316,151           316,151               -
James I. Garrels                                       396,290           396,290               -
Joan E. Brooks                                         169,099           169,099               -
William E. Payne                                        24,046            24,046               -
William E. Payne & Deborah E. Sellers, JTWROS            1,006             1,006               -
Helen Garrels                                            3,408             3,408               -
Hazen Farms, Inc.                                        2,876             2,876               -
Hazen Supply Corporation                                 5,752             5,752               -
Brian Hill and Rebecca Hill, JTWROS                        287               287               -
Susan Payne                                                575               575               -
Norman A. Jacobs                                         5,752             5,752               -
Maria C. Costanzo                                           57                57               -
Henry Oettinger                                            143               143               -

     All of the selling stockholders received their shares of Incyte common stock in connection with the merger of Proteome, Inc. with and into a wholly owned subsidiary of Incyte, pursuant to which all of the outstanding shares of capital stock of Proteome were converted into a combination of shares of Incyte common stock and cash, and all outstanding options to purchase common stock of Proteome were converted into options to purchase shares of Incyte common stock. The registration statement to which this prospectus relates is being filed pursuant to a registration rights agreement among Incyte and the selling stockholders. Subject to the terms and conditions of the registration rights agreement, we agreed to file the registration statement to cover the shares of Incyte common stock received by each selling stockholder in the merger and to keep the registration statement effective for two years after the effective date of the registration statement.

                             PLAN OF DISTRIBUTION

     The selling stockholders may offer and sell the shares covered by this prospectus at various times. As used in this prospectus, the term "selling stockholders" includes donees, pledgees, transferees or other successors-in-interest selling shares received from a named selling stockholder as a gift, partnership distribution, or other non-sale-related transfer after the date of this prospectus. The selling stockholders will act independently of Incyte in making decisions with respect to the timing, manner and size of each sale. The shares may be sold by or for the account of the selling stockholders in transactions on the Nasdaq National Market, the over-the-counter market, or otherwise. These sales may be made at fixed prices, at market prices prevailing at the time of sale, at prices related to prevailing market prices, or at negotiated prices. The shares may be sold by means of one or more of the following methods:

     . a block trade in which the broker-dealer so engaged will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

     . purchases by a broker-dealer as principal and resale by that broker-dealer for its account pursuant to this prospectus;

     . ordinary brokerage transactions in which the broker solicits purchasers;

     . in connection with short sales, in which the shares are redelivered to close out short positions;

     . in connection with the loan or pledge of shares registered hereunder to a broker-dealer, and the sale of the shares so loaned or the sale of the shares so pledged upon a default;

     . in connection with the writing of non-traded and exchange-traded call options, in hedge transactions and in settlement of other transactions in standardized or over-the-counter options;

     .    privately negotiated transactions; or

     .    in a combination of any of the above methods.

     If required, we will distribute a supplement to this prospectus to describe material changes in the terms of the offering.

     In effecting sales, broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in resales. Broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders or from the purchasers of the shares or from both. This compensation may exceed customary commissions.

     The selling stockholders and any broker-dealers, agents or underwriters that participate with the selling stockholders in the distribution of the shares may be deemed to be "underwriters" within the meaning of the Securities Act of 1933. Any commissions paid or any discounts or concessions allowed to any of those persons, and any profits received on the resale of the shares purchased by them, may be deemed to be underwriting commissions or discounts under the Securities Act.

     Incyte has agreed to bear all expenses of registration of the shares other than fees and expenses, if any, of counsel or other advisors to the selling stockholders. Any commissions, discounts, concessions or other fees, if any, payable to broker-dealers in connection with any sale of the shares will be borne by the selling stockholders selling those shares.

                                 LEGAL MATTERS

     Selected legal matters with respect to the validity of common stock offered by this prospectus are being passed upon for Incyte by Pillsbury Winthrop LLP, San Francisco, California.

                                    EXPERTS

     Ernst & Young LLP, independent auditors, have audited our financial statements and schedule included in our Annual Report on Form 10-K for the year ended December 31, 1999. Our financial statements and schedule are incorporated by reference in this prospectus in reliance upon Ernst & Young LLP's report, which is based in part on the report of PricewaterhouseCoopers LLP, given on their authority as experts in accounting and auditing.

     The audited financial statements of diaDexus, LLC not separately presented in this prospectus, have been audited by PricewaterhouseCoopers LLP, independent accountants, whose report thereon appears therein. Such financial statements, to the extent they have been included in the financial statements of Incyte Genomics, Inc., have been so included in reliance on the report of such independent accountants given on the authority of said firm as experts in auditing and accounting.

     The financial statements of Proteome, Inc. incorporated in this prospectus by reference to the current report on Form 8-K/A of Incyte Genomics, Inc. dated February 5, 2001 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements, and other information with the Securities and Exchange Commission. You may read and copy any materials we file with the Commission at the Commission's public reference rooms:

     450 Fifth Street, N.W.    500 West Madison Street    7 World Trade Center
     Room 1024                 14th Floor                 Suite 1300
     Washington, D.C.          Chicago, Illinois          New York, New York

Please call the Commission at 1-800-SEC-0330 for more information on its public reference rooms. The Commission also maintains an Internet Website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Commission.

     We have filed with the Commission a registration statement, which contains this prospectus, on Form S-3 under the Securities Act of 1933. The registration statement relates to the common stock offered by the selling stockholders. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. Please refer to the registration statement and its exhibits and schedules for further information with respect to the Company and the common stock. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, we refer you to the copy of that contract or document filed as an exhibit to the registration statement. You may read and obtain a copy of the registration statement and its exhibits and schedules from the Commission, as described in the preceding paragraph.

                      DOCUMENTS INCORPORATED BY REFERENCE

     The Commission allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and later information that we file with the Commission will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the Commission under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering is completed. The documents we incorporate by reference are:

     .    Our Annual Report on Form 10-K for the year ended December 31, 1999.

     . Our Quarterly Report on Form 10-Q for the quarters ended March 31, June 30 and September 30, 2000.

     . Our current reports on Form 8-K filed with the Commission on February 1, February 17, February 22, February 24, March 24, July 25, August 25, October 4, December 21, 2000, January 10, February 5, February 13, 2001.

     . The description of our common stock contained in our registration statement on Form 8-A filed under the Exchange Act on January 5, 1996.

     . The description of our Series A Participating Preferred Stock Purchase Rights contained in the registration statement on Form 8-A filed under the Exchange Act on September 30, 1998.

     You may request a copy of these filings, at no cost, by writing or telephoning us at the following address and number:

     Investor Relations
     Incyte Genomics, Inc.
     3160 Porter Drive
     Palo Alto, California 94304
     Telephone (650) 845-4589

                         ____________________________



     We have not authorized anyone to provide you with information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. The selling stockholders are offering to sell, and seeking offers to buy, only the shares of Incyte common stock covered by this prospectus, and only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date, regardless of the time of delivery of this prospectus or of any sale of the shares.

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

         The following table sets forth the various expenses payable by the Registrant in connection with the sale and distribution of the securities being registered hereby. Normal commission expenses and brokerage fees are payable individually by the selling stockholders. All amounts are estimated except the Commission registration fee.


                                                                                     Amount
                                                                                     ------
         SEC registration fee...................................................  $  5,492.00
         Accounting fees and expenses...........................................    15,000.00
         Legal fees and expenses................................................    30,000.00
         Miscellaneous fees and expenses........................................    10,008.00
                                                                                  -----------
                  Total.........................................................  $ 60,500.00
                                                                                  ===========

Item 15. Indemnification of Directors and Officers

         Section 145 of the Delaware General Corporation Law provides for the indemnification of officers, directors, and other corporate agents in terms sufficiently broad to indemnify such persons under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act. Article VII of the Registrant's Restated Certificate of Incorporation (Exhibit 4.1 to the Registrant's Registration Statement on Form S-3 (File No. 333-31307)) and Article V of the Registrant's Bylaws (Exhibit 4.2 to the Registrant's Registration Statement on Form S-3 (File No. 333-31307)) provide for indemnification of the Registrant's directors, officers, employees and other agents to the extent and under the circumstances permitted by the Delaware General Corporation Law. The Registrant has also entered into agreements with its directors and officers that will require the Registrant, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers to the fullest extent not prohibited by law.

Item 16. Exhibits

       Exhibit
       Number      Description of Document
       ------      -----------------------

         5.1       Opinion of Pillsbury Winthrop LLP.

        23.1       Consent of Ernst & Young LLP, Independent Auditors.

        23.2       Consent of PricewaterhouseCoopers LLP, Independent
                   Accountants.

        23.3       Consent of PricewaterhouseCoopers LLP, Independent
                   Accountants.

        23.4 Consent of Pillsbury Winthrop LLP (included in its opinion filed as Exhibit 5.1).

        24.1       Power of Attorney (see page II-3).

Item 17. Undertakings

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to the Registration Statement:

               (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

               (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

               (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

     Provided, however, that paragraphs (i) and (ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to
Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the Registration Statement.

          (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (4) That, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to
     Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3, and has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Palo Alto, State of California, on February 15, 2001.

                                              INCYTE GENOMICS, INC.

                                              By     /s/ Roy A. Whitfield
                                                 ----------------------------
                                                     Roy A. Whitfield
                                                   Chief Executive Officer

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Roy A. Whitfield, John M. Vuko, and E. Lee Bendekgey, and each of them, his or her true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, to this Registration Statement, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact and agents or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act, this Amendment to Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

            Name                                            Title                              Date
            ----                                            -----                              ----
      /s/ Roy A. Whitfield               Chief Executive Officer (Principal Executive     February 15, 2001
--------------------------------------   Officer) and Director
          Roy A. Whitfield

      /s/ John M. Vuko                   Chief Financial Officer (Principal Financial     February 15, 2001
--------------------------------------   Officer)
          John M. Vuko

      /s/ Timothy Henn                   Controller (Principal Accounting Officer)        February 15, 2001
--------------------------------------
          Timothy Henn

      /s/ Randal W. Scott                Chairman of the Board                            February 15, 2001
--------------------------------------
          Randal W. Scott

      /s/ Jeffrey J. Collinson           Director                                         February 15, 2001
--------------------------------------
          Jeffrey J. Collinson

      /s/ Barry M. Bloom                 Director                                         February 15, 2001
--------------------------------------
          Barry M. Bloom

      /s/ Frederick B. Craves           Director              February 15, 2001
------------------------------------
          Frederick B. Craves

      /s/ Jon S. Saxe                   Director              February 15, 2001
------------------------------------
          Jon S. Saxe

                                 EXHIBIT INDEX

Exhibit Number      Description of Document
--------------      -----------------------

     5.1            Opinion of Pillsbury Winthrop LLP.

     23.1           Consent of Ernst & Young LLP, Independent Auditors.

     23.2           Consent of PricewaterhouseCoopers LLP, Independent
                    Accountants.

     23.3           Consent of PricewaterhouseCoopers LLP, Independent
                    Accountants.

     23.4 Consent of Pillsbury Winthrop LLP (included in its opinion filed as Exhibit 5.1).

     24.1           Power of Attorney (see page II-3).